AMENDED AND RESTATED SHARE TRANSFER AGREEMENT

THIS AMENDED AND RESTATED SHARE TRANSFER AGREEMENT (this “Agreement”) is made and entered into as of May 27, 2021 (the “Effective Date”), by and between EnCellX, Inc., a Delaware corporation (the “Purchaser”) and Cellect Biotechnology Ltd., an Israeli company (the “Seller”). The Purchaser and the Seller shall each be referred to in this Agreement as a “Party” and together as the “Parties”.

W I T N E S S E T H:

WHEREAS, the Seller is the sole legal and beneficial owner of Cellect Biotherapeutics Ltd. (company number 514625805) (the “Company”);

WHEREAS, the Purchaser wishes to purchase the entire share capital of the Company (the “Shares”) from the Seller and the Seller wishes to sell the Shares to the Purchaser such that, following such sale the Purchaser shall become the sole shareholder of the Company, upon the terms and subject to the conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.                   Definitions

1.01           Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1, whether used in the singular or the plural, shall have the meanings specified below:

(a)                 “Affiliate” shall mean, with respect to either Party, any Person controlling, controlled by or under common control with, such Party. For purposes of this definition only, “control” of another Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. Without limiting the foregoing, control shall be deemed to exist when a Person (i) owns or directly controls fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other Entity, or (ii) possesses, directly or indirectly the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the other Entity.

(b)                “Calendar Quarter” shall mean the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect.

(c)                 “Calendar Year” shall mean successive one-year periods beginning on January 1 and ending on December 31 for so long as this Agreement is in effect.

(d)                “Company IP Rights” means all Intellectual Property owned, licensed or controlled by the Company that is necessary or used in the business of the Company as presently conducted or as presently proposed to be conducted, including all patents owned, licensed or controlled by the Company and (i) all divisional, continuation, and continuation–in-part, continued prosecution applications, patents of addition or substitution of the foregoing applications and patents, (ii) all foreign equivalents of the foregoing patents and patent applications, (iii) all patents issuing from any of the foregoing applications, and (iv) all reissues, renewals, registrations, reexaminations, extensions or restorations of any of the foregoing patents.

(e)                 “Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

(f)                  “Effect” means any effect, change, event, circumstance, or development.

(g)                “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(h)                “End User” means the first Entity (including distributor), that is not the Group Entity or any Licensee, which is invoiced for any sales or other transfers of Products.

(i)                  “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

(j)                  “EU Regulatory Approval” means an approval, license or authorization issued by the European Medicines Agency, or any successor agency, required for the commercial manufacture, marketing and sale of a Product in the European Union in accordance with applicable law.

(k)                “Exit Transaction” means a transaction in which (a) all or substantially all of the assets or outstanding equity interests in the Company, the Purchaser or any Affiliate of the Purchaser or of the Purchaser’s founders that has rights to the Product (each, a “Group Entity”), are sold or otherwise transferred, (b) the Group Entity is a party to a merger or consolidation in which the equity owners of the Group Entity immediately following such merger or consolidation do not continue to hold directly or indirectly a majority of the voting power and a majority of the equity ownership of the surviving Entity or (c) a change in ownership of more than 75% of Group Entity’s outstanding equity interests and voting power occurs..

(l)                  “First Commercial Sale” shall mean the first sale of a Product by a Group Entity, or a Licensee to an unaffiliated third party after (a) receipt of all governmental and other regulatory approvals required to market and sell the Product have been obtained in the country in which such Product is sold, and (b) the commencement of marketing efforts with respect to such Product. Sales for purposes of testing the Product and samples purposes shall not be deemed First Commercial Sale.

(m)               “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization.

(n)                “Intellectual Property” means all intellectual property and proprietary rights arising under the laws of any jurisdiction in the world, including the following: (i) all patents and patent applications and any patents issuing therefrom, including all divisionals, continuations, substitutions, continuations-in-part, converted provisionals, continued prosecution applications, adjustments, re-examinations, reissues, additions, renewals, revalidations, extensions (including patent term extensions, and supplemental certificates and the like), registrations, pediatric exclusivity periods of any such patents and patent applications, and any and all foreign equivalents of the foregoing; (ii) registered and unregistered trademarks, service marks, trade dress, trade names, brand names, logos, slogans and internet domain names, social media identifiers and accounts, and registrations, applications for registration and renewals thereof, together with all of the goodwill associated with any of the foregoing; (iii) industrial designs and copyrights (including rights in software) and registrations, applications for registration, and renewals thereof; (iv) any discoveries, inventions (whether patentable or not), materials, information, data, designs, formulae, ideas, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development) processes (including manufacturing processes, specifications and techniques), laboratory records, analytical and quality control data, trial data, case report forms, data analyses, reports or summaries and information contained in submissions to, and information from regulatory authorities, trade secrets and other proprietary business information, and (v) any process, method, composition of matter, article of manufacture, improvement or finding that is invented (whether patentable or not), including all rights, title and interest in and to (i)-(iv) above, or other intellectual property rights therein.

(o)                “License” shall mean any right granted, license given, or agreement entered into, by a Group Entity to or with any other Person, under or with respect to or permitting the development, manufacture, marketing, distribution and/or sale of Products or the underlying technology thereto or any part thereof, and any option to obtain or enter into such right, license, agreement or permission (regardless of the title given to such grant of rights).

(p)                “Licensee” shall mean any Person granted a License.

(q)                “Licensee Revenues” shall mean any payments or other consideration that the Group Entity receives, with the exception of payments upon sale on account of the sale of Products pursuant to a License, including without limitation license fees, license option fees, milestone payments, license maintenance fees, and equity, provided that in the event that the Group Entity receives non-monetary consideration in connection with a License, or in the case of transactions not at arm’s length, License Revenues shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business. Notwithstanding the foregoing, “Licensee Revenues” shall not include payments, funding or transfers specifically committed to and actually expended on the research or development of Products by the Group Entity in the framework of a License agreement.

(r)                  “Net Sales” shall mean the gross amount invoiced by or on behalf of a Group Entity or Licensee (in each case, the “Invoicing Entity”) for the sales of Products to a third party who will be an End User of the Products, less the following: (a) customary trade, quantity, cash discounts, adjustments or discounts, to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return or recall expenses; (c) any taxes or other governmental charges (value added tax and/or any similar sales tax) levied on the sale, use, delivery, which is imposed on the Invoicing Entity (as set out separately in the invoices, reflected in the Invoicing Entity's books, or otherwise substantiated in written documentation); and (d) reasonable freight and handling, supply chain services and/or logistical charges and fees; provided that in the event that an Invoicing Entity receives non-monetary consideration for any Products or in the case of transactions not at arm’s length between an Invoicing Entity and an End User, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business. Sales of Products by an Invoicing Entity to an Affiliate of such Invoicing Entity for resale by such Affiliate shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced on resale to an End User.

(s)                 “Person” means any individual, Entity or Governmental Body.

(t)                  “Product” shall mean Apograft, or any similar product which has been developed for improving Bone Marrow transplants for Hematological diseases. Under current name of Apograft or any future renaming done by purchaser or any of its Affiliates.

(u)                “Seller’s Net Cash” net cash reserves of Seller as of immediately prior to the Closing, excluding an amount of cash that is sufficient to cover (i) the aggregate amount of outstanding checks or bank transfers or similar transactions and (ii) any liabilities of Seller in connection with the routine operation of the Company that may become due and payable after the Closing after giving effect to this Agreement, including but not limited to the amounts set forth in Annex A attached hereto.

(v)                “US Regulatory Approval” means an approval, license or authorization issued by the U.S. Food and Drug Administration, or any successor agency, required for the commercial manufacture, marketing and sale of Products in the United States in accordance with applicable law.

(w)               “Payment Period” means the period which shall commence on the Effective Time (as such term is defined in the Merger Agreement) and end on the earlier to occur of: (i) ten (10) years thereafter; or (ii) the expiration of all patents for the Product in any country or region.

2.                   Transaction; Consideration

2.01           Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, at the Closing, the Shares.

2.02           Consideration. In consideration for the Shares, the Purchaser shall pay, or shall cause any Group Entity to pay, to the Seller, as follows:

(a)                 Payments upon Sale. The Purchaser shall pay the Seller an amount equal to 3.5% of all Net Sales of Products. Within 45 days of the end of each Calendar Quarter, the Purchaser shall remit to Seller all such payments due for the applicable Calendar Quarter. The payments set forth in this Section 2.02(a) will be payable during the Payment Period.

(b)                Milestone Payments. During the Payment Period, the Purchaser shall pay Seller the milestone payments set forth below subject to and contingent upon achievement by a Group Entity or a Licensee of the relevant milestone (the “Milestone Payments”). The Purchaser shall pay to Seller the Milestone Payments within 45 business days of achievement of the applicable milestone.

(i)                  Upon receipt by of the first US Regulatory Approval - an amount equal to $6,000,000, payable in cash;

(ii)                Upon receipt of the first EU Regulatory Approval - an amount equal to $6,000,000, payable in cash;

(c)                 Exit Fee. Upon consummation of an Exit Transaction, to occur commencing at the Effective Date and until February 28, 2023, the Purchaser shall pay, or shall cause Mr. Shai Yarkoni and Mr. Aditya Mohanty to pay Seller, a cash payment in an amount equal to 33.3% of the consideration due and distributable to Mr. Shai Yarkoni and Mr. Aditya Mohanty in connection with the applicable Exit Transaction; provided that in the event that such individuals receive non-monetary consideration or in the case of transactions not at arm’s length, the foregoing payment shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business.

(d)                License Fee. Subject to Section 2.02(f) below, Purchaser shall pay Seller an amount equal to 20% of all License Revenues that are received by a Group Entity beyond the first payment of $10,000,000, during the Payment Period, up to an aggregate amount of $16,000,000 (the “License Fee”). The Purchaser shall pay to Seller the License Fee payment within 45 days of receipt of the License Revenues.

(e)                 Mandatory Sale. In the event that Purchaser does not raise at least $3,000,000 within 12 months from the Closing, Purchaser will be engage an investment bank and initiate a process for the sale of the Company or its assets, with the net proceeds of such transaction being paid to the Seller within 45 days of receipt of such proceeds.

(f)                  Bonus Payment. The consideration for the sale of the Shares hereunder further includes a bonus payment to Dr. Shai Yarkoni, for his contribution to the contemplated transaction and to the continued success of the Purchaser, in an amount equal to the consideration that he would have received, had he been issued 40% of the Purchaser’s share capital on a fully diluted basis, upon incorporation of the Purchaser. Any dividend payments on account of such shares, or consideration received upon their sale, shall be paid by the Seller solely to Dr. Yarkoni and not to any other shareholder of the Seller. In order to secure such right, shares constituting 40% of the Purchaser’s share capital shall be held in escrow by Altshuler Shaham Trusts Ltd. and any consideration received with respect to such shares shall be transferred to the Seller in accordance with the terms of the Escrow Agreement (as defined below).

(g)                The Purchaser shall be entitled to deduct from the License Fee due and payable to the Seller any Milestone Payment(s) previously paid to the Seller under this Agreement.

2.03           Reports; Payments; Records.

(a)                 Reports on Net Sales. Within thirty (30) days after the conclusion of each Calendar Quarter commencing during the Payment Period, the Purchaser shall deliver, or shall cause the Group Entity to deliver, to the Seller, reports on Net Sales, containing the following information:

(i)                  the gross amount invoiced for the Product sold by the Group Entities and Licensees during the applicable Calendar Quarter, separately itemized according to the Product, the Invoicing Entity, country of sale and indicating the currency of payment;

(ii)                a calculation of Net Sales for the applicable Calendar Quarter, separately itemized according to the Product, the Invoicing Entity, and including an itemized listing of applicable deductions;

(iii)              the total payments upon sale payable to the Seller in accordance with Section 2.02(a) above on Net Sales for the applicable Calendar Quarter, together with the exchange rates used for conversion. If no amounts are due to the Seller for Net Sales in any Calendar Quarter, the report shall so state.

(b)                Other Reports. In addition to the reports delivered pursuant to Section 2.03(a) above, the Purchaser shall notify, or shall cause the Group Entity to notify, the Seller in writing within seven (7) business days of the occurrence of any of the following events:

(i)                  First Commercial Sale; such notice shall describe the Product in respect of which such First Commercial Sale was made, the country in which such First Commercial Sale was made, and the date;

(ii)                the achievement of any of the milestones triggering a Milestone Payment as set forth in Section 2.02(b) above;

(iii)              The consummation of an Exit Transaction;

(iv)               The execution of a License. Licenses shall only be granted pursuant to written agreements, which shall be in compliance and not inconsistent with the terms and conditions of this Agreement, and will include all provisions necessary to ensure the Purchaser’s ability to perform its obligations under this Agreement.

(c)                 Payment Currency. Payments to the Seller with respect to Net Sales which are invoiced in United States Dollars, New Israeli Shekels, or Euro, shall be made in the same currency in which they are invoiced. All other payments due under this Agreement shall be payable in United States Dollars. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the applicable Calendar Quarter. Such payments shall be without deduction of exchange, collection, or other charges.

(d)                Records. The Purchaser shall maintain, and shall cause the Group Entities (who make, use, offer to sell, sell or import Products) and Licensees to maintain, complete and accurate records of Products that are made, used, marketed, offered for sale or sold, any amounts payable to the Seller in relation to such Products, which records shall contain reasonably sufficient information to permit the Seller to confirm the accuracy of any reports or notifications delivered to the Seller under Section 2.03(a)-(b) above. The relevant party shall retain such records relating to a given Calendar Quarter for at least seven (7) years after the conclusion of that Calendar Quarter. The Seller shall have the right, at its expense, to cause an independent third party certified public accountant firm (subject to executing a standard confidentiality agreement) to inspect and audit such relevant records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement. Such accountant shall not disclose to the Seller any information other than the final conclusions relating to the information relating to the accuracy of reports and payments delivered under this Agreement. The Parties shall reconcile any underpayment within thirty (30) days after the accountant delivers to both Parties the results of the audit. In the event that of any underpayment in excess of five percent (5%) in any Calendar Year, the audited party shall bear the full cost of such audit. The Seller may exercise its rights under this section only once every year per audited party and only with reasonable prior notice to the audited party. The Purchaser shall cause Group Entities and Licensees to fully comply with the terms of this Section and shall include the terms of this Section in its License agreements.

(e)                 Audited Report. The Purchaser shall furnish the Seller, and shall cause the Group Entities (who make, use, market, offer for sale or sell Products) and Licensees to furnish the Seller, within ninety (90) days after the signing of the Seller’s audited financials for the previous Calendar Year, commencing at the end of the Calendar Year of the First Commercial Sale, with a report, certified by an independent certified public accountant, relating to payments upon sale and other payments due to the Seller pursuant to this Agreement in respect to the previous Calendar Year.

(f)                  Late Payments. Any payments to be made under this Agreement that are not paid on or before the date such payments are due under this Agreement, shall bear interest at a compounded monthly rate of 0.75% calculated seven (7) days from the due date until the actual date of payment but not higher than the maximum rate allowed by applicable law.

(g)                Payment Method. Each payment due to Seller under this Agreement shall be paid by wire transfer of funds to Seller’s account in accordance with the account details to be provided by Seller.

(h)                Withholding and Similar Taxes. Each Party shall bear any taxes imposed on such Party in connection with the performance of this Agreement. All amounts to be paid to the Seller pursuant to this Agreement are exclusive of Value Added Tax. The Purchaser shall add value added tax, as required by law, to all such amounts. If applicable laws require that taxes be withheld from any amounts due to the Seller under this Agreement, the Purchaser shall (i) deduct these taxes from the remittable amount, (ii) pay the taxes to the proper taxing authority, and (iii) promptly deliver to the Seller a statement including the amount of tax withheld and justification therefore, and such other information as may be necessary for tax credit purposes.

3.             Execution; Closing

3.01           The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall be held concurrently with the closing of the merger agreement between the Seller and Quoin Pharmaceuticals, Inc. to which this Agreement is attached as an exhibit (the “Merger Agreement”), but in any event no later than September 1, 2021, with such date being automatic extended by 30 days, unless either Party objects in writing at least three (3) days prior to such extension.

3.02           At the Closing, the Seller shall deliver to the Purchaser:

(a)                 An executed Share Transfer Deed effectuating the transfer of the Shares from the Seller to the Purchaser;

(b)                Copies of all organizational and corporate documents of the Company currently in force, including Company’s current Articles of Association and Company’s shareholders register.

3.03           At the Closing, (a) all employees of Seller who are not employed directly by the Company (and any and all obligation to any such employees) will be transferred to the Company; (b) Seller will transfer a copy of the executed Contracts that the Company is a party to and remain in effect following the Closing; (c) Seller will transfer Seller’s Net Cash to the Company; and (d) Purchaser and the Company will assume and be fully and solely responsible for any all liabilities of the Company or the Purchaser and the operation of the Purchaser or the Company after the Closing (the “Assumed Liabilities”).

3.04           In the event that the Merger Agreement is terminated prior to the closing thereof, this Agreement shall also be terminated with no further force and effect.

4.                   Representations and Warranties of the Parties

4.01           The Purchaser represents and warrants to the Seller as of the Effective Date and as of the Closing, as follows:

(a)                 Existence and Power. The Purchaser is an Entity duly established and validly existing under the laws of Delaware and has all corporate powers and authorizations to carry on its business as now being conducted and to execute and deliver this Agreement and any ancillary documents and to consummate the transactions contemplated hereby.

(b)                Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary partnership action on its part, to the extent applicable.

(c)                 Non-contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, result in a breach of, or constitute a default under: (i) organizational documents of the Purchaser; (ii) any court ruling or decree, any decision of a quasi-judicial body or any administrative order or decision in any country concerning or applicable to the Purchaser; (iii) any agreement, obligation or restriction to which the Purchaser is a party; or (iv) any applicable law.

4.02           The Seller represents and warrants to the Purchaser as of the Effective Date and as of the Closing, as follows:

(a)                 Existence and Power. The Seller is an Entity duly established and validly existing under the laws of Israel and has all corporate powers and authorizations to carry on its business as now being conducted and to execute and deliver this Agreement and any ancillary documents and to consummate the transactions contemplated hereby.

(b)                Authorization. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary partnership action on its part, to the extent applicable.

(c)                 Non-contravention. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, result in a breach of, or constitute a default under: (i) organizational documents of the Seller; (ii) any court ruling or decree, any decision of a quasi-judicial body or any administrative order or decision in any country concerning or applicable to the Seller; (iii) any agreement, obligation or restriction to which the Seller is a party; or (iv) any applicable law.

5.             Escrow

In order to secure some of the Seller’s rights under this Agreement, Common Shares of the Purchaser, constituting 40% of the Purchaser’s share capital on a fully diluted basis as of its incorporation, shall be issued to and held by, Altshuler Shaham Trusts Ltd. under the terms set forth in the Escrow Agreement attached hereto as Schedule 5 (the “Escrow Agreement”).

6.             Miscellaneous

6.01           Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall survive the Closing for a period of 12 months, and only the covenants that by their terms survive the Closing and this Article 6 shall survive the Closing.

6.02           Release of Liabilities. The Purchaser agrees to fully and unconditionally release and forever discharge the Seller from any and all liabilities of the Company that exist (known or unknown) as of immediately prior to the Effective Date and the Purchaser hereby agrees to indemnify and hold harmless the Seller and the Seller’s subsidiaries and its and their directors, employees and representatives from and against any and all debts, obligations, liabilities, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and reasonable expenses (including out of pocket costs of investigation and defense and reasonable attorneys’ fees and expenses) arising out of or resulting from any and all liabilities of the Company that exist (known or unknown) as of immediately prior to the Effective Date and the Assumed Liabilities.

6.03           Sole Remedy. Purchaser hereby agrees, on behalf of itself and its Affiliates, that its sole recourse for any breach of any representation, warranty or covenant of the Seller (if any) or any of its Affiliates that are contained or provided for in this Agreement, from and after the Effective Date, shall be to offset from any payment required to be made hereunder by Purchaser to Seller, the amount of any damages suffered by Purchaser as a result of any such representation, warranty or covenant of Seller and under no circumstance will Purchaser seek any damages against Seller or seek any equitable or other relief against Seller beyond the exercise of such setoff rights.

6.04           Termination. This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder, upon receipt by the Seller of the last payment payable under Section 2.02 above.|

6.05           Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be sent by facsimile, email or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s as such party shall notify each other party in writing.

6.06           Amendments, Waivers and Remedies. Any provision of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by a written instrument signed by all the parties to this Agreement. No failure, delay or omission by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law, or otherwise afforded to any of the parties, shall be cumulative and not alternative.

6.07           Successors and Assigns. Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law, heirs, executors, and administrators of the parties hereto and their respective successors and assigns.

6.08           Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Delaware, without regard to the conflict of laws provision thereof. Any claim arising under or in connection with this Agreement shall be resolved exclusively in the appropriate court in the State of Delaware. Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts and waives and agrees not to assert any objection to the jurisdiction or convenience thereof.

6.09           Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

6.10           Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

6.11           Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

6.12           Heading, Preamble, and Annexes. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The preamble and exhibits to this Agreement are an integral and inseparable part of this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have signed this Agreement as of the Effective Date.

THE SELLER: _________________________________________ Cellect Biotechnology Ltd.
THE PURCHASER: _________________________________________ EnCellX, Inc. Name and Title:

Acknowledged and agreed with respect to section 2.02(c) only:

______________________________________

Shai Yarkoni

______________________________________

Aditya Mohanty

Annex A

1.	Costs and Expenses under the Escrow Agreement with Altshuler Shaham Trusts Ltd.

2.	Costs and expenses under the Escrow Agreement with the Representative (appointed under the CVR Agreement).